Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals. You should read the ratio of earnings to fixed charges in conjunction with our consolidated financial statements and the related notes thereto which are incorporated by reference into this prospectus.

	Year Ended December 31,
	2015	2014	2013 (2)	2012 (2)
Ratio of earnings to fixed charges (1)	5.5x	5.1x	— (3)	— (3)
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(1)
 Represents results of operations of the predecessor for periods prior to May 14, 2014, the date of our initial public offering. As the acquisitions from PBF LLC represented the transfer of assets between entities under common control, the consolidated financial statements of us and our predecessor have been retrospectively adjusted to present results as if the assets have been owned by us historically.

(2)
Represents results of operations of our predecessor prior to May 14, 2014, the date of our initial public offering, and our historical results of operations thereafter. Prior to our initial public offering, our assets were operated as a part of the integrated operations of PBF Holding, and our predecessor recognized only the costs and did not record revenue, with the exception of the Delaware City Products Pipeline, associated with transportation, terminaling, or storage services provided on an intercompany basis.

(3)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2013 and 2012 by $14.4 million and $6.4 million, respectively.